Alternatives | Indexed

SOEZ

Franklin Solana ETF

- **Yield potential:** The Fund receives Staking Rewards in the form of Solana tokens (SOL), which may be treated as income.
- **Simplified Access:** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **Credible Oversight:** Offered by Franklin Templeton, a trusted partner to clients for over 75 years, custodied by Coinbase, and registered under the Securities Act of 1933.

Popular Documents

Prospectus
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Overview | Portfolio | Pricing | Documents

Before you invest

For more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Overview

See the risks and other important information.

Fund Facts

Fund description

The Fund seeks to reflect generally the performance of the price of Solana and rewards from staking as much of the Fund's Solana as is practicable (i.e. up to 100%), before

The Fund seeks to reflect generally the performance of the price of Solana and rewards from staking as much of the Fund's Solana as is practicable (i.e. up to 100%), before payment of the Fund's expenses.

Benchmark

CME CF SOL Staked Return Index - New York Variant

Fund Inception Date	Listing Exchange
12/03/2025	NYSE Arca

% Staked (Updated Daily)	Staking Yield (Updated Monthly)
N/A	N/A

Additional Fund Info

Morningstar Category	N/A
SOL in Fund As of 12/02/2025 (Updated Daily)	17000.00
SOL in Fund As of 12/02/2025 (Updated Daily)	17000.00
SOL per Basket As of 12/02/2025 (Updated Daily)	8500.00
Fiscal Year End	March 31
Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	—

Trading Characteristics

(Updated Daily)

Shares Outstanding	N/A
Daily Volume	N/A
20-Day Average Volume	N/A

Expenses & Fees

Gross Sponsor Fee	0.19%
Net Sponsor Fee	0.00%

Identifiers

Ticker	SOEZ
IOPV / IIV Ticker	SOEZ.IV
CUSIP Code	354646101
ISIN Code	US3546461019
Bloomberg Code	SOEZ US

Manager and Commentary

About the Team

Franklin Templeton Digital Assets

Franklin Templeton Digital Assets has been at the forefront of the digital asset revolution since 2018. Our dedicated and independent team is deeply immersed in cutting-edge research and highly engaged in supporting blockchain networks and platform development. We focus on creating innovative, investable products to help client portfolios tap into the evolving digital asset ecosystem.

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Portfolio

Holdings

As of 01/01/1990 (Updated Daily)

XLS

Security Name	Weight (%)	Market Value ($)	Notional Exposure	Quantity
SOLANA	100.00	2,366,940.60	0.00	17,000.00
Net Current Assets	0.00	0.00	0.00	0.00

1

Pricing

Documents

Fund Literature

	Name	Download	Add to Cart
	Liquidity Risk Policy Disc - Franklin Solana ETF Mailed hardcopies unavailable		

Regulatory Documents

	Name	Download	Add to Cart
	Prospectus - Franklin Solana ETF		

Risks

This is not a direct investment in SOL, but rather, an exchange-traded product that invests in SOL.
All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.
The Fund is not an investment company registered under the 1940 Act and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the CEA and accordingly is not subject to the regulatory protections afforded by the CEA. **The Fund holds only SOL and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.**
An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the SOL held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of SOL, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of SOL, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value. **Competitive pressures** may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success. **Digital assets represent a new and rapidly evolving industry**, and the value of the Fund's Shares depends on the acceptance of SOL. Due to the unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider SOL market, the value of SOL and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders. **Digital asset markets in the U.S. exist in a state of regulatory uncertainty**, and adverse legislative or regulatory developments could significantly harm the value of SOL or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of SOL, validation activity, digital wallets, the provision of services related to trading and custodying SOL, the operation of the Solana network, or the digital asset markets generally. **The index price used to calculate the value of the Fund's SOL** (the CME CF Solana-Dollar Reference Rate - New York Variant for the Solana - U.S. Dollar trading pair) **has a limited performance history and may be volatile**, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Solana blockchain could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than SOL and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund. **The Fund is a passive investment vehicle and is not actively managed**, meaning it does not manage its portfolio to sell SOL at times when its price is high, or acquire SOL at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from SOL price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. **The amount of SOL represented by each Share will decrease over the life of the Fund** due to the sales of SOL necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of SOL sufficient to compensate for that decrease, the price of the Shares will also decline. **Security threats** to the Fund's account at the SOL Custodian or Prime Broker or Staking Provider could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. **Distributions of Staking Rewards** may fluctuate and are not guaranteed. **Staking** activity comes with a risk of loss of Solana tokens, including in the form of "slashing" penalties. Additionally, as part of the "activating" and "deactivating" or "cooling down" processes of Solana staking, any staked Solana tokens will be inaccessible for a period of time determined by a range of factors, resulting in certain liquidity risks. These risks will be managed pursuant to a liquidity policy designed address the risk that the Fund could not meet redemption requests without significant dilution of the remaining shareholders. This policy is available on the Fund's website.
If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of SOL may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Solana Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on February 10, 2025. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's Solana tokens (SOL). Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETPs net asset value. Brokerage commissions and ETP expenses will reduce returns. ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market. The Shares are neither interests in nor obligations of the Sponsor, the Marketing Agent or their respective affiliates. The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of SOL published in the daily basket. No Shares will be issued unless and until the corresponding amount of SOL has been received in the Fund's account. Authorized Participants transacting with the fund pay a transaction fee for each order to create or redeem Creation Units. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of SOL and the trading price of the Shares on the NYSE Arca at the time of the offer.

Franklin Distributors, LLC serves as the distributor of Creation Units for the ETFs on an agency basis. Franklin Distributors, LLC does not maintain a secondary market in the funds' shares.

The **CME CF SOL Staked Return Index - New York Variant (SOLUSD_SRIC_NY)** is part of the CF Staked Return Index Series, offering a daily calculation that combines the price performance SOL with its staking rewards. The CME CF Solana-Dollar Reference Rate - New York Variant for the Solana - U.S. Dollar trading pair **(SOLUSD_RR)** is a once-a-day benchmark index price that aggregates SOL trade data from multiple USD markets operated by major cryptocurrency exchanges synchronized to the traditional US financial market close of 4 p.m. Eastern time. The index is calculated and published once a day at 4:00pm New York Time.
Source: CF Benchmarks Ltd. CF BENCHMARKS LTD LICENSOR PRODUCT(S) IS USED UNDER LICENSE AS A SOURCE OF INFORMATION. CF BENCHMARKS LTD, ITS LICENSORS AND AGENTS HAVE NO OTHER CONNECTION TO THE FUND OR THE SPONSOR AND DO NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY PRODUCTS OR SERVICES INCLUDING AS DESCRIBED HEREIN. CF BENCHMARKS ITS LICENSORS AND AGENTS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OFFERING AND SALE OF THE FUND. CF BENCHMARKS ITS LICENSORS AND AGENTS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE FUND OR THE SPONSOR AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

Footnotes

1. Percentage of Fund's SOL holdings which are staked, as of indicated measurement date.

2. The monthly SOL staking yield is calculated by dividing the total amount of SOL earned by the fund during the measurement period by the fund's total SOL holdings for the end of that period (annualized). The fund's SOL holdings are reduced over time to reflect the deduction of fund expenses. The SOL earned represents staking rewards received, net of any validator or staking fees.

3. The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.

4. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. **Net Sponsor Fee:** For a period commencing on the day the Shares are initially listed on the Exchange to May 31, 2026, the Sponsor will waive the entire Sponsor's Fee on the first $5.0 billion of the Fund's assets.

5. Trading prices of a fund's shares in the secondary market generally differ from a fund's daily NAV and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of a fund's shares, also known as the "indicative optimized portfolio value" ("IOPV"), are disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund's shares are listed or by market data vendors or other information providers. Therefore, the IOPV should not be viewed as a "real-time" update of the fund's NAV, which is computed only once a day.

6. The Morningstar Rating™ for funds, or "star rating", is calculated for managed products with at least a three-year history, and subject to change monthly. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total return, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total return. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Ratings do not take into account the effects of sales charges and loads. Morningstar Rating is for the specified share class(es) only; other classes may have different performance characteristics.

FRANKLIN TEMPLETON